Stephanie L. Hunsaker Senior Assistant Chief Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Gustav Mahlerlaan 350 1082 ME Amsterdam Mailing address: P.O. Box 12925 (IPC 16.A.50) 1100 AX Amsterdam The Netherlands
17 February 2012

Dear Ms Hunsaker

RBS Holdings N.V.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed April 5, 2011
File No. 001-14624

Thank you for your letter of 8 February 2012.  Our responses to your comments are set out below.  All page references are to our Annual Report on Form 20-F for the fiscal year ended 31 December 2010.  References to ‘the Company’ and to ‘RBS NV’ are to RBS Holdings NV.  ‘The Group’ means the Company and its subsidiaries.  ‘

Form 20-F for the Fiscal Year Ended December 31, 2010
Summary Consolidated Income Statement for the Year Ended 31 December 2010
Net Interest Income, page 11

1.
We note your response to prior comment one. Please clarify whether the suspension of coupons on your tier 1 hybrid securities for two years is a deferral of those interest payments, or a determination that interest will never paid for that two year period. To the extent that it is just a deferral of interest, please tell us why the adjustment would be recognized as a release of the obligation. Additionally, as part of your response, please tell us whether the €273 million represents the full coupon payments for the two year period, or a reduction of the present value of future cash payments required for the securities.

The suspension of coupons on the tier 1 hybrid securities for two years is not a deferral of interest payments. The Group will not pay investors any coupons for an effective period of two years from 1 April 2011. The €273 million represented a reduction of the present value of future cash payments required for the securities.

Business Review
Analysis of Change in Net Interest Income – Volume and Rate Analysis, page 16

2.
We note your response to prior comment two including the revised tables presented in your response. It is still unclear to us whether the tables are appropriately calculated given that the total net change in both the interest receivable and the interest payable categories is substantially different than the change in the interest receivable and interest payable of the banking business as reflected on your consolidated income statements for all periods presented. Furthermore, we note your totals of the movement in net interest income do not appear to be appropriately calculated. Please advise, or revise your presentation in future filings to correct any deficiencies.

We have now determined that the column headings in the Group’s 2010 20-F were incorrect.   Under the ‘Average volume’ column, the ‘Net change’ was shown, under ‘Average rate’ the ‘Average volume’ was shown and under ‘Net change’ the ‘Average rate’ was shown. Corrected amounts will be included in the Group’s Annual Report for the fiscal year ended 31 December 2011 on Form 20-F as shown below.  In addition we will revise interest payable for the purposes of the average balance sheet for 2010 to include the €273m adjustment in respect of the Group’s trust preferred securities; this was excluded from interest payable for 2010 in the average balance sheet presented in the Group’s 2010 20-F.

Analysis of change in net interest income – volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2010 over 2009
	Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change
	€m	€m	€m
Interest-earning assets
Loans and advances to banks
Domestic	(293)	209	(84)
Foreign	192	(253)	(61)
Loans and advances to customers
Domestic	(1,366)	933	(433)
Foreign	(1,006)	134	(872)
Debt securities
Domestic	(197)	24	(173)
Foreign	(78)	(1)	(79)
Total interest receivable of the banking business
Domestic	(1,856)	1,166	(690)
Foreign	(892)	(120)	(1,012)
	(2,748)	1,046	(1,702)
Interest-bearing liabilities
Deposits by banks
Domestic	18	(407)	(389)
Foreign	(241)	751	510
Customer accounts: demand deposits
Domestic	259	(152)	107
Foreign	-	3	3
Customer accounts: savings deposits
Domestic	-	-	-
Foreign	88	(39)	49
Customer accounts: other time deposits
Domestic	502	(136)	366
Foreign	248	(189)	59
Debt securities in issue
Domestic	558	(235)	323
Foreign	165	(43)	122
Subordinated liabilities
Domestic	102	(68)	34
Foreign	(6)	274	268
Internal funding of trading business
Domestic	-	-	-
Foreign	(247)	90	(157)
Total interest payable of the banking business
Domestic	1,439	(998)	441
Foreign	7	847	854
	1,446	(151)	1,295
Movement in net interest income
Domestic	(417)	168	(249)
Foreign	(885)	727	(158)
	(1,302)	895	(407)

	2009 over 2008
	Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change
	€m	€m	€m
Interest-earning assets
Loans and advances to banks
Domestic	258	(778)	(520)
Foreign	(247)	(217)	(464)
Loans and advances to customers
Domestic	(189)	(1,338)	(1,527)
Foreign	(2,495)	(762)	(3,257)
Debt securities
Domestic	(334)	(2,004)	(2,338)
Foreign	(216)	(8)	(224)
Total interest receivable of the banking business
Domestic	(265)	(4,120)	(4,385)
Foreign	(2,958)	(987)	(3,945)
	(3,223)	(5,107)	(8,330)
Interest-bearing liabilities
Deposits by banks
Domestic	752	1,650	2,402
Foreign	1,101	346	1,447
Customer accounts: demand deposits
Domestic	(15)	(3)	(18)
Foreign	85	237	322
Customer accounts: savings deposits
Domestic	(1)	5	4
Foreign	45	(23)	22
Customer accounts: other time deposits
Domestic	253	313	566
Foreign	451	495	946
Debt securities in issue
Domestic	437	1,194	1,631
Foreign	577	316	893
Subordinated liabilities
Domestic	21	182	203
Foreign	(2)	(2)	(4)
Internal funding of trading business
Domestic	-	-	-
Foreign	(241)	(844)	(1,085)
Total interest payable of the banking business
Domestic	1,447	3,341	4,788
Foreign	2,016	525	2,541
	3,463	3,866	7,329
Movement in net interest income
Domestic	1,182	(779)	403
Foreign	(942)	(462)	(1,404)
	240	(1,241)	(1,001)

Note 9 – Financial Instruments - valuation
Fair value of financial instruments not carried at fair value, page 134

3.
We note your response to prior comment 13. Please consider disclosing the information provided in your response in future filings in order to comply with the requirement in paragraph 27 of IFRS 7 to disclose the assumptions applied in your fair value determination. Additionally, as part of your revised disclosure, please discuss why different methodologies are used for different components of your portfolios.

We will include the following disclosures in future filings:

Loans and advances to banks and customers

In estimating the fair value of loans and advances to banks and customers measured at amortised cost, the Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans.  Two principal methods are used to estimate fair value:
(a)
contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing.  This method is used for the majority of GBM’s lending portfolios where most counterparties have external ratings.

(b)
expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products.  This approach is adopted for the Group’s other lending portfolios reflecting the more homogeneous nature of these portfolios.

Note 33 – Risk and Balance Sheet Management
Risk elements in lending and impairments, page 177

4.
We note your response to prior comment 16 related to potential problem loans (PPL). In your response, you state that PPL are not impaired loans. However, your disclosure here on page 177 states that impaired assets are classified as either risk elements in lending (REIL) or PPL. We also note that your disclosure here, as well as your disclosure on page 209 and your disclosure on pages 15 and 45 of your Form 6-K furnished on August 31, 2011, which states that PPL represent impaired assets, or loans for which an impairment event has occurred, but for which no impairment provision is necessary. Further, on page 235 of your Form 20-F you define PPL as “loans other than impaired loans.” It is still unclear to us whether you consider PPL to be a subset of your impaired loans. Please tell us and revise future filings to clarify this apparent discrepancy between your response and your various disclosures. In addition, please also tell us whether PPL are included in your credit quality ratios when impaired loans are included as part of the calculation and, if not, why they are not included.

PPLs are not a subset of impaired loans and the drafting on page 177 was imprecise; it should have been amended in 2010 when the Group replaced the term ‘non accrual’ with ‘impaired’ to reflect that under IFRS interest income is recognised on impaired loans (at the rate of interest used to discount future cash flows when measuring the impairment loss).

We will revise pages 177 and 209 in future filings as follows:

Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans comprise all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Loans are classified as accruing loans past due 90 days or more where they are past due 90 days but where no impairment provision is required because they are fully collateralised.

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment provision is required. This category is used for fully collateralised advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

In the 2010 20-F the following credit quality ratios were presented: REIL as a % of gross loans to customers (page 177); REIL plus PPLs as a % of gross loans to customers (page 177); closing provisions for impairment as a % of REIL (page 209); closing provisions for impairment as a % of REIL plus PPLs (page 209).  Ratios were not disclosed based on impaired loans (see above) only.

5.
Please tell us whether you hold any loans, which are not already disclosed as impaired, REIL or PPL, where information about possible credit problems of borrowers causes you to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms (e.g. loans on a watch list). To the extent you do hold such loans at any period end, please revise future filings to disclose the nature and extent of these loans. Refer to Item III.C.2 of Industry Guide 3 for guidance.

Following an impairment event, a loan is classified into REIL or PPL depending on whether an impairment provision is required and whether it is past due 90 days. We believe that our disclosure of potential problem loans meets the requirements of Item III.C.2 of Industry Guide 3 as these are loans where management have serious doubts about the borrower’s ability to meet the loan’s repayment terms.

The Group’s watchlist process applies to its corporate lending.  There are three watchlist ratings – amber, red and black - reflecting progressively deteriorating conditions.  Watchlist amber loans are performing loans where the counterparty or sector shows early signs of potential stress or has other characteristics such that they warrant closer monitoring.  Watchlist red loans are performing loans where indications of the borrower’s declining creditworthiness are such that the exposure requires active management usually by the Group’s Global Restructuring Group (GRG).  Watchlist black loans comprise risk elements in lending and potential problem loans.  Although we do no not believe watchlist red loans to be potential problem loans as contemplated by Item III.C.2 of Industry Guide 3, to give early warning of potential future impairments, we plan in future filings to disclose the carrying value of the Group’s portfolio of watchlist red loans split between those managed by GRG (analysed by industry) and those that are not.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me on +31 20 464 2662 if you wish to discuss our response.

Yours sincerely

/s/ Pieter van der Harst

P. van der Harst
Chief Financial Officer